OCT 29 2003

03036208

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
OCT 30 2003
THOMSON
FINANCIAL

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)

Form 8-K for October 29, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-108195-01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

91714 Greenwich 2003-R1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 29, 2003.

GREENWICH CAPITAL ACCEPTANCE, INC.

By: ______________________________

Name: Shakti Radhakishun
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GREENWICH CAPITAL ACCEPTANCE, INC.

Washington Mutual Mortgage Pass-Through Certificates, Series 2003-R1

DISCLAIMER

The accompanying electronic file (the "Distributed Materials") contains modeling information distributed to you by Greenwich Capital Markets, Inc. ("Greenwich Capital") for the purpose of assisting you in making a preliminary analysis of the referenced securities, and does not constitute an offer to sell, or a solicitation to buy, such securities. The Distributed Materials are intended for the exclusive use of the party to whom Greenwich Capital has directly distributed such materials (the "Recipient"). By accepting the Distributed Materials, Recipient agrees that it will not (a) use the Distributed Materials or any information, tables and other statistical analyses that Recipient may generate on the basis of the Distributed Materials (such generated information, the "Hypothetical Performance Data", and together with the Distributed Materials, the "Information") for any purpose other than to make a preliminary analysis of the referenced securities, or (b) provide any Information to any person other than its legal, tax financial and/or accounting advisors for the purposes of making a preliminary analysis of the referenced securities. Recipient agrees and acknowledges that the Hypothetical Performance Data will be generated by or on behalf of the Recipient, and that neither Greenwich Capital not anyone acting on its behalf has generated or will generate or is in any way responsible for any Hypothetical Performance Data.

Although the Distributed Materials have been sent to you by Greenwich Capital, and not the issuer of the securities, the Information is based on information furnished by the issuer of the securities and its affiliates and other third parties, the accuracy and completeness of which has not been verified by Greenwich Capital or any other person. Further, numerous assumptions were used in preparing the Distributed Materials, which assumptions may not be reflected in the Distributed Materials or the Hypothetical Performance Data. Any weighted average lives, yields, principal payment periods and other information shown in the Hypothetical Performance Data will be based on various assumptions, and changes in such assumptions may dramatically affect such weighted average lives, yields, principal payment periods and other information. Neither Greenwich Capital nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets, payments or yield on the securities or other assumptions used in generating the Hypothetical Performance Data. Further, the specific characteristics of the actual securities may differ from those shown in the Information due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Information and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. As such, no assurance can be given as to the Information's accuracy, appropriateness or completeness in any particular context; nor as to whether the Information and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Although a registration statement (including a prospectus) relating to the securities referenced in the Distributed Materials has been filed with the Securities and Exchange

Commission and is effective, the final prospectus supplement relating to the actual securities to be offered has not yet been filed with the Securities and Exchange Commission. Neither the Distributed Materials nor any other materials or communications shall constitute an offer to sell or the solicitation of an offer to buy the referenced securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the Information are preliminary and subject to change prior to issuance. Prospective purchasers are referred to the final prospectus supplement relating to the actual securities to be offered that are preliminarily discussed in the Information for final principal amount, designation and terms of any security described in the Information prior to committing to purchase any such security. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Trading Desk at (203) 625-6160.

The Distributed Materials supercede all information relating to the subject securities that have been made available to you previously. In addition, the Information will be superseded in its entirety by any information made available to you after the date hereof (if any), as well as by the final prospectus supplement and prospectus relating to the actual securities preliminarily discussed in the Information.

Please be advised that the securities described in the Information may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of the securities described therein.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by electronic mail.

```
! WMM00001.CDU  Version 8 PORTFOLIO
as of 20031001 Generated on 20031030
! FileCtrlno: 1064959032 Seqno: 1 Created: 20030930 Last Modified: 20030930
SIGNATURE: 2987207760
!
!!  NO_CHECK STEP Makecdu_Version 8.9.9.2 COLLAR_DATETIME Tue-Sep-30-17:49:31-2003
!
!  Deal size:   6701536869.34
!
  Tranche Factors:
! Name      CUSIP           Coupon          Factor
 R       863572M67     0.000000000  0.000000000000 INTPMT          0.00 PRINPMT
 0.00
 A1      863572L68     1.400000000  0.000000000000 INTPMT          0.00 PRINPMT
 0.00 RATING MD "Aaa"
 M1      863572L84     1.510000000  0.501796949156 INTPMT      68847.10 PRINPMT
2505861.34 RATING MD "Aa2"
 M2      863572L92     1.910000000  0.501797947570 INTPMT      72570.62 PRINPMT
2088217.78 RATING MD "A2"
 M3      863572M26     2.860000000  0.501791957443 INTPMT      43466.38 PRINPMT
835287.11 RATING MD "Baa2"
 B1      863572M34     5.110000000  0.501799445149 INTPMT      93194.36 PRINPMT
1002344.54
 B2      863572M42     9.110000000  0.080845780431 INTPMT      23393.84 PRINPMT
1085873.25
 B3      863572M59     4.414731160  0.992894818783 INTPMT      73439.12 PRINPMT
 0.00
 A2      863572L76     4.571235420  0.956303585649 INTPMT    6118176.58 PRINPMT
76011127.28 RATING MD "Aaa"
 A2_1    WMM001A21     0.000000000  0.956303585649
 A2_2    WMM001A22     0.000000000  0.956303586274
!
!  Outstanding deal balance = $1606711306.46
!
  Tranche_Distributions:  version 3
! Name                       Int$Paid        Princ$Paid        Princ$Sched
Princ$Unsch      Princ$AccDir       Princ$Accru          Bal$Ntl     Princ$Optimal
 Princ$Loss    Princ$RealLoss Princ$RLossAccum      Int$Optimal     Int$PaidBack
Int$ShfNSup        Int$ShfSup      Int$ShfAccum     Class%Prepay      ClassEntitl
BeginBal$NTL       Int$RealLoss       Prep$Penalty
  R                              0.00              0.00              0.00
0.00              0.00              0.00              0.00              0.00
0.00              0.00              0.00              0.00              0.00
0.00              0.00              0.00        0.00000000              0.00
0.00              0.00              0.00
  A1                             0.00              0.00              0.00
0.00              0.00              0.00              0.00              0.00
0.00              0.00              0.00              0.00              0.00
0.00              0.00              0.00        0.00000000              0.00
0.00              0.00              0.00
  M1                         68847.10        2505861.34              0.00
2505861.34             0.00              0.00      50442134.72      2505861.34
      0.00             0.00              0.00         68847.10            0.00
      0.00             0.00              0.00       0.00000000            1.00
52947996.06            0.00              0.00
  M2                         72570.62        2088217.78              0.00
2088217.78             0.00              0.00      42035112.27      2088217.78
      0.00             0.00              0.00         72570.62            0.00
      0.00             0.00              0.00       0.00000000            1.00
44123330.05            0.00              0.00
  M3                         43466.38         835287.11              0.00
835287.11              0.00              0.00      16814044.91       835287.11
      0.00             0.00              0.00         43466.38            0.00
```

0.00 0.00000000 1.00
0.00 0.00
0.00 0.00 0.00
17649332.02 0.00 1002344.54 1002344.54
93194.36 20176853.89
B1 0.00 0.00 93194.36 0.00
1002344.54 0.00 0.00 1.00
-0.00 0.00 0.00 0.00000000
0.00 0.00 0.00
21179198.42 0.00 0.00
23393.83 1085873.25 1896237.79 1085873.25
B2 0.00 0.00 23393.83 0.00
1085873.25 0.00 0.00 0.00000000 1.00
0.00 0.00 0.00
0.00 0.00 0.00
2982111.03 0.00 0.00 0.00
73427.72 0.00 19962020.59 0.00
B3 0.00 73427.72 0.00
0.00 0.00 15109.29 0.00000000 1.00
0.00 0.00 0.00
0.00 0.00 0.00
19962020.59 0.00 0.00 0.00
6117179.14 76011127.28 3060156173.22 0.00
A2 0.00 0.00 6144893.07 0.00
76011127.28 0.00 0.00 0.00000000 0.00
0.00 0.00 0.00
0.00 0.00 0.00
3212178427.79 0.00 76011127.28 0.00 0.00
A2_1 0.00 1530078086.61 0.00
76011127.28 0.00 0.00 0.00 0.00
0.00 0.00 0.00 0.00000000
0.00 0.00 0.00
1606089213.89 0.00 0.00 0.00
6117179.14 0.00 1530078086.61 0.00
A2_2 0.00 0.00 6144893.07 0.00
0.00 0.00 0.00 0.00000000
0.00 0.00 0.00
0.00 0.00 0.00
1606089213.89 0.00 76011127.28 76011127.28
6117179.14 1530078086.61 0.00
SEN 0.00 0.00 1.00
76011127.28 0.00 0.00 6144893.07
0.00 0.00 0.00 0.00000000
0.00 0.00 0.00
0.00 0.00 76011127.28 0.00 76011127.28
SENIOR 6117179.14 1530078086.61 0.00
76011127.28 0.00 0.00 6144893.07 1.00
0.00 0.00 0.00 0.00000000
0.00 0.00 0.00
0.00 0.00 0.00 0.00
374900.01 7517584.02 151326404.17 7517584.02
SUB 0.00 0.00 374900.01 0.00
7517584.02 0.00 15109.29 0.00000000 1.00
0.00 0.00 0.00
0.00 0.00 0.00
0.00 0.00

!
Credit_Distributions: version 3
! Name Cur$Reinv Cur$Deposit Withd$Intshort Withd$Other
Withd$Loss Withd$Excess Cur$Bal Init$Bal
SPREAD_ACCT 0.00 00.00 0.00 00.00
0.00 0.00 00.00 00.00

!
Collateral_Distributions: version 3
! Name Int$Paid Princ$Paid Princ$Sched Princ$Liquid
Princ$Unsch Orig$Bal Prev$Bal Cur$Bal Servfee$Trust
Princ$Recov Servfee$Gross Servfee$Mast Servfee$Comp ReduceTest
GrossMargin NA Loss$Accum ShiftInt%
NA NA Prep$Penalty
COLLAT 6492079.16 83528711.30 4790642.15 0.00
78738069.15 6701536869.34 1681404490.78 1606711306.46 1470.78
0.00 553012.40 0.00 0.00

```
 2.45121630                  NA         142848.74          100.00               2.00
        NA                   NA              0.00
!
 DELINQUENCY_LOSS GROUP 0 ACCUM 142848.74
!
!
!   Block 1  "A1"
    0.000000000000    PREV  0.000000000000  COUPON 1.400000000   !  Current and
previous factors
    20031025     !  Next payment date
!   Block 2  "M1"
    0.479505577769    PREV  0.501796949190  COUPON 1.520000000
    20031025
!   Block 3  "M2"
    0.479506531792    PREV  0.501797947564  COUPON 1.920000000
    20031025
!   Block 4  "M3"
    0.479500807708    PREV  0.501791957377  COUPON 2.870000000
    20031025
!   Block 5  "B1"
    0.479507962835    PREV  0.501799445133  COUPON 5.120000000
    20031025
!   Block 6  "B2"
    0.039446872057    PREV  0.080845780709  COUPON 9.120000000
    20031025
!   Block 7  "B3"
    0.992894818783 ACCUM_SHORTFALL PRINCIPAL_LOSS 15109.29    PREV  0.992894818465
COUPON 4.251138
    20031025
!   Block 8  "A2#1"
    0.913821624662    PREV  0.956303585649
    20031025
!   Block 9  "A2#2"
    0.913821624662    PREV  0.956303585649  COUPON 4.398934
    20031025
!   Block 10  "R"
    0.000000000000    PREV  0.000000000000
    20031025
!
!  Outstanding blocks balance = $1606711306.46
!
  RESERVE_FUND SPREAD_ACCT STARTING_BALANCE 0.00 TOTAL_PAYOUT_ACCUM 00.00
!
!
 DELINQ_AVAIL_CODE LOANLEVEL GROUP 0 = 30
 DELINQ_AVAIL_CODE AGGREGATE GROUP 0 = 94
!
! COLLARS AS_OF 0309
!
  MISCVARS V1  76011127.28317809
  MISCVARS V2  2505861.33896708
  MISCVARS V3  2088217.78250766
  MISCVARS V4  835287.11300087
  MISCVARS V5  1002344.53559613
  MISCVARS V6  1085873.24674195
  MISCVARS #ORIG_COLL_BAL  6701536869.34000020
  MISCVARS #COUPONCAP  27713.92817763
  MISCVARS #SPECACCTBAL  5000.00000000
  MISCVARS #SENENHPCT  0.09447101
  MISCVARS #SENSPENHPCT  0.09000000
  MISCVARS #DISTRIBAMT  83528711.29999179
  MISCVARS #SENDISTRIB  76011127.28317809
  MISCVARS #SUBDISTRIB  7517584.01681370
```

```
  MISCVARS #CRENHPCT  0.09447101
  MISCVARS #DEL60PCT  0.00733116
  MISCVARS #DEL60TST  0.04723551
  MISCVARS #STEPDOWN  1.00000000
  MISCVARS #SENBAL  1530078086.60980010
  MISCVARS #M1DISTRIB  2505861.33896708
  MISCVARS #M1BAL  50442134.72339991
  MISCVARS #M2DISTRIB  2088217.78250766
  MISCVARS #M2BAL  42035112.26950000
  MISCVARS #M3DISTRIB  835287.11300087
  MISCVARS #M3BAL  16814044.90779990
  MISCVARS #B1DISTRIB  1002344.53559613
  MISCVARS #B1BAL  20176853.88935993
  MISCVARS #B2DISTRIB  1085873.24674195
  MISCVARS #B2BAL  1896237.78653081
  MISCVARS #NETEXCESSSPREAD  4.17798910
  MISCVARS #RSVDEPOSIT  27713.92817763
!
IFDEF #CMOVER_3.0C1 ABS_SUMMARY_INFO                _
   1MO_ACCUM_NET_LOSS                 142848.740000  _
   1MO_BANKRUPT_RATE                  0.400711  _
   1MO_CDR                            0.000000  _
   1MO_COLLAT_BAL                     1681404490.780000  _
   1MO_CPR                            42.259998  _
   1MO_CRR                            42.259998  _
   1MO_DELINQ_30_59                   0.501920  _
   1MO_DELINQ_60_89                   0.147954  _
   1MO_DELINQ_90_PLUS                 0.201326  _
   1MO_DELINQ_60_PLUS                 0.349280  _
   1MO_FORECLOSURE_RATE               0.271201  _
   1MO_NET_LOSS_RATE                  0.000000  _
   1MO_NUM_DELINQ_30_59               26.000000  _
   1MO_NUM_DELINQ_60_89               8.000000  _
   1MO_NUM_DELINQ_90_PLUS             10.000000  _
   1MO_PRIN_LIQ                       0.000000  _
   1MO_PRIN_PREPAY                    78738069.150000  _
   1MO_PRIN_RECOVERY                  0.000000  _
   1MO_PRIN_REPURCH                   0.000000  _
   1MO_PRIN_SCHED                     4790642.150000  _
   1MO_REO_RATE                       0.046165  _
   1MO_WAC                            4.790731  _
   1MO_WALA                           106.000000  _
   1MO_WAM                            288.840000  _
   3MO_CDR                            0.000000  _
   3MO_CPR                            42.619999  _
   DELINQ_INC_BANKRUPT                0.000000  _
   DELINQ_INC_FC                      0.000000  _
   DELINQ_INC_REO                     0.000000  _
   NUMBER_OF_LOANS                    5179.000000  _
   1MO_BWAM                           289.000000
!
!
!  Collateral factor date:  20031001
!
! Pool #  Type      Net    Current       Original      Fee       Maturity  Orig
ARM       Net      #mos   #mos  P#mos P#mos    Life   Reset   Life    Max  Look
!                  Coupon   Factor       Balance      P/Y    BV     P/Y   BV  Term
Index    Margin    ToRst RstPer ToRst RstPer     Cap    Cap     Floor  Negam  Back
M 001 IMPC 00 WAC 4.415200 1.00000   5792086.77 0.3750 0.3750 217:109 251:109 326
CURPMT 40790.59        ARM COFI_11 2.417500 2 1 6  12 12.265510 999.000 4.415200
125.000 0 PMTCAP 7.500 NO_CHECK
M 002 IMPC 00 WAC 5.977400 1.00000 149601307.82 0.3750 0.3750 205:138 220:138 343
CURPMT 1202076.61      ARM COFI_11 2.416000 2 1 6  12 13.004630 999.000 5.977400
```

```
125.000 0 PMTCAP 7.500 NO_CHECK
M 003 IMPC 00 WAC 4.418690 1.00000 957285953.32 0.3750 0.3750 222:99  260:99  321
CURPMT 6688049.08        ARM COFI_11 2.472690 2 1 7  12 11.949720 999.000 2.845330
125.000 0 PMTCAP 7.500 NO_CHECK
M 004 IMPC 00 WAC 3.897650 1.00000   1293631.75 0.3750 0.3750 293:157 323:157 450
CURPMT 7281.46  ARM COFI_11 1.927570 2 1 10 12 11.676740 999.000 3.897650 125.000 0
PMTCAP 7.500 NO_CHECK
M 005 IMPC 00 WAC 5.874090 1.00000  77951228.02 0.3750 0.3750 319:151 329:151 470
CURPMT 488252.87         ARM COFI_11 2.275070 2 1 6  12 13.062380 999.000 5.874090
125.000 0 PMTCAP 7.500 NO_CHECK
M 006 IMPC 00 WAC 4.392110 1.00000 414787098.78 0.3750 0.3750 257:112 368:112 369
CURPMT 2614739.20        ARM COFI_11 2.446110 2 1 7  12 12.055900 999.000 2.786260
125.000 0 PMTCAP 7.500 NO_CHECK
! CPR NA NA NA NA NA NA PSA NA NA NA NA NA NA
!
! HISTORICAL_PREPAYMENT  CPR 42.26 42.62 40.17 NA NA 30.66  PSA 704 710 670 NA NA
511
! HISTORICAL_1MO_PREPAYMENT GROUP 0 CPR 42.26 47.05 37.67 36.48 40.91 33.35 33.71
36.18 NA NA NA NA PSA 704 784 628 608 682 556 562 603 NA NA NA NA
!
! Outstanding Collateral balance = $1606711306.46  (7296 pools)
!
!                   Deal        Blocks      Collateral
!  (in $):       1681404491    1681404491    1681404491
!
! CDU variance = $0.02 MAX_TRANCHE_PCT B2 0.000001
! CDU_PORT_STR "<LOAN LEVEL> <REPORTED COLLATBAL> <ORIG ECE 'SPREAD_ACCT'>"
```

```
!  WMM00001.CDI   WHOLE_LOAN  PORTFOLIO  #CMOVER_2.3C
! FileCtrlno: 1064258073 Seqno: 25 Created: 20000419 Last Modified: 20030922
SIGNATURE: 356732221
!
!  Modeled in the Intex CMO Modeling Language,  (km)
!  which is copyright (c) 2000 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
MODELING_NOTES "The prospectus dec tables were created using cofi_11 of 4.901.;_
                The prospectus incorrectly states a value of 4.091."
!
   REVISED:  20000427 Added cusips to A2, B1-B3 (kb)
   REVISED:  20000427 Enhanced Negam Allocation (km)
   Revised:  20001116 Changed principal allocation under loss scenarios from
liquidate to recovery (RG)
   Revised:  20010515 Revised coupon on B bond (RG)
   Revised:  20010706 Removed ABS summary (kb)
   Revised:  20010917 Removed LIMIT from negam allocation (RG)
   Revised:  20010925 Revised step down condition (HZ)
   Revised:  20010926 Revised optimal principal allocation rules for senior and sub
and increment A1#1 balance by negam amount (HZ)
   Revised:  20011002 Revised senior enhancement calculation (HZ)
   Revised:  20020204 Revised for internal systems (jd)
   Revised:  20020430 Added update rule (mj)
   Revised:  20020701 Added minor cleanup to B2 (RG)
   Revised:  20021105 Moved surplus keyword to zero-balance residual (cdb)
   Revised:  20021105 Added cusip for R tranche (kb)
   Revised:  20030221 Limited negam allocs to capped interest payment (RG)
   Revised:  20030311 Corrected basis risk payback logic (cdb)
   Revised:  20030312 Corrected typo in reserve fund trigger (cdb)
   Revised:  20030313 Added another cleanup hack for the B2 (cdb)
   Revised:  20030317 Added abs summary keyword and changed daycount to business day
following (bh)
   Revised:  20030620 Defined A2 pseudos (kb)
   Revised:  20030922 Added define TR_INDEXDEPS_ALL  (ka)
!
!
   DEFINE CONSTANT #ORIG_COLL_BAL = 6701536869.34
!
       FULL_DEALNAME:   WASHINGTON MUTUAL MORTGAGE LOAN TRUST SERIES 2000-1
       ISSUER:          WASHINGTON MUTUAL MORTGAGE LOAN TRUST
       DEALER:          LEHMAN
       DEAL SIZE:       $6701536869.34
       PRICING SPEED:   25% CPR
       ISSUE DATE:      20000301
       SETTLEMENT DATE: 20000412
!
!!! THIS IS HOW LEHMAN MODELED CALL
       OPTIONAL REDEMPTION: ( COLL_PREV_BAL/#ORIG_COLL_BAL LT 10% );
!
DEFINE #CALL = 0

  Record date delay:  24
!
 ifdef  #_MAKECDU_REMITDATA    UPDATE_RULES:  WK1_FILE_REQUIRED 20020401
!
 ifndef  #_MAKECDU_REMITDATA      UPDATE_RULES:  EE_WITH_MISCVAR_FAIL_OK
!
!
trustee_fee .001
!
  Tranche "A1" SEN_FLT
```

```
   Block $ 4799976000.00 at  6.40250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE    _
                     COUPONCAP 30360 NONE (COLL_NETRATE);          _
                     Delay 0 Dated 20000412  Next 20000425
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 0.58 ELSE 0.29 ))
   0.00    999.9
!
  Tranche "M1"  MEZ_FLT
   Block $  100523000.00 at  6.51250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE _
                     COUPONCAP 30360 NONE (COLL_NETRATE);
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 0.80 ELSE 0.40 ))
   0.00    999.9
!
  Tranche "M2"  MEZ_FLT
   Block $   83769000.00 at  6.91250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE _
                     COUPONCAP 30360 NONE (COLL_NETRATE);
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 1.30 ELSE 0.80 ))
   0.00    999.9
!
!
  Tranche "M3"  MEZ_FLT
   Block $   33508000.00 at  7.86250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE _
                     COUPONCAP 30360 NONE (COLL_NETRATE);
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 2.25 ELSE 1.75 ))
   0.00    999.9
!
  Tranche "B1"  JUN_FLT_NO
   Block $   40209000.00 at  10.11250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE  _
                     COUPONCAP 30360 NONE (COLL_NETRATE);
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 4.5 ELSE 4.0 ))
   0.00    999.9
!
  Tranche "B2"  JUN_FLT_NO
   Block $   23455000.00 at  12.11250 FLOAT                           _
                     DAYCOUNT ACTUAL360  BUSINESS_DAY NONE  _
                     COUPONCAP 30360 NONE (COLL_NETRATE);
 ( LIBOR_1MO("25CD") + (IF #CALL THEN 8.5 ELSE 8.0 ))
   0.00    999.9
!
  Tranche "B3"  JUN_FLT_NO
   Block $   20104869.34 FLOAT _
                     Delay 24 Dated 20000301  Next 20000425
 ( COLL_NETRATE );
   0.00    999.9
!
DEFINE DYNAMIC #couponcap = COUPONCAP_SHORTFALL("A1","M1","M2","M3","B1","B2","B3")
!
  Tranche "A2" SEN_PO_RES_NO
   Block $ 1599992000.00 at  0.00 _
                     Delay 24 Dated 20000301  Next 20000425
   Block $ 1599992000.00 at  20.36572 NOTIONAL WITH BLOCK "A2#1" FLOAT _
                     Delay 24 Dated 20000301  Next 20000425
  ( (COLL_I -
(OPTIMAL_INTPMT("A1","M1","M2","M3","B1","B2","B3")-#couponcap))/BBAL("A2#1")*1200);
 0.0 999
!
  Tranche "A2_1" PSEUDO COMPONENT
   Block   Use PCT 100. 100 of "A2#1"
!
```

```
  Tranche "A2_2" PSEUDO COMPONENT
   Block   Use PCT 100. 100 of "A2#2"
!
!
  Tranche "R" SEN_FLT
    Block $ 0.00 at  0.00        Delay 24 Dated 20000301  Next 20000425 SURPLUS
!
  DEFINE #SpecAcctBal = 0
!
  RESERVE_FUND "SPREAD_ACCT"  ON TRANCHE "A1"&"M1"&"M2"&"M3"&"B1"&"B2"&"B3" _
                COVERS RULES RULES _
                EXCESS_TO EXTERNAL _
                BALANCE_CAP ( #SpecAcctBal ); _
                FUNDING_FROM RULES _
                STARTING_BALANCE 0
!
  CLASS "SEN"   = "A1" "A2#1" "A2#2" "R"
  CLASS "SENIOR" WRITEDOWN_BAL RULES = "SEN"
  CLASS "M1"    = "M1"
  CLASS "M2"    = "M2"
  CLASS "M3"    = "M3"
  CLASS "B1"    = "B1"
  CLASS "B2"    = "B2"
  CLASS "B3"    = "B3"
  CLASS "SUB"   = "M1" "M2" "M3" "B1" "B2" "B3"
!
  CLASS "ROOT" SHORTFALL_EARN_INT INTEREST TRUE  _
               SHORTFALL_PAYBACK COUPONCAP TRUE  _
               SHORTFALL_EARN_INT COUPONCAP TRUE _
               DISTRIB_CLASS RULES               _
               = "SENIOR" "SUB"
!
 CROSSOVER When 0
!
TRANCHE CUSIP STATED MATURITY
A1      863572L68           RATING FT "AAA" MD "Aaa" SP "AAA"
A2      863572L76
M1      863572L84           RATING FT "AA"  MD "Aa2" SP "AA"
M2      863572L92           RATING FT "A"   MD "A2"  SP "A"
M3      863572M26           RATING FT "BBB" MD "Baa2"  SP "BBB"
B1      863572M34
B2      863572M42
B3      863572M59
R       863572M67
A2_1    WMM001A21
A2_2    WMM001A22
!
!
  define TR_INDEXDEPS_ALL
!
  CMO Block Payment Rules
------------------------------------
!
 calculate : #CALL        = COLL_PREV_BAL/#ORIG_COLL_BAL LT 10%
 calculate : #SenEnhPct   = MAX( 0, BBAL("SUB") ) / COLL_BAL
 calculate : #SenSpEnhPct= 9.00000000%
!
 calculate : #DistribAmt = COLL_P
!
pricing _
 calculate : #StepDown    = #StepDown OR CURMONTH GT 36
!
pricing _
```

```
 calculate : #SenDistrib =                                          _
             IF #StepDown                                           _
             THEN MAX( 0.0, BBAL("SEN") - 91.00000000% * COLL_BAL )     _
             ELSE #DistribAmt
!
!
closing _
 calculate : #SenDistrib =                                          _
             MAX( 0.0, BBAL("SEN") - 91.00000000% * COLL_BAL )
!
 calculate : #SenDistrib = MIN( #DistribAmt , #SenDistrib )
 calculate : #SenDistrib = MIN( BBAL("SEN") , #SenDistrib )
 calculate : #SenDistrib = MAX( 0, #SenDistrib )
 calculate : #SubDistrib = MAX( 0, #DistribAmt - #SenDistrib )
!
 calculate : #CrEnhPct   = BBAL("SUB") /COLL_BAL
!
!!! Using solved credit enhancement percentage evaluate trigger and redo distrib
calculations
!
 calculate : #Del60Pct   = AVG_COLL("RATE",-1,2,3)
 calculate : #Del60Tst   = 50% * #CrEnhPct
 calculate : #TriggEvent = #Del60Pct GT #Del60Tst
 calculate : #StepDown   = #StepDown OR (CURMONTH GT 36 and #CrEnhPct >= 9%)
!
 calculate : #SenDistrib =                                          _
             IF #StepDown and (#TriggEvent==0)                      _
             THEN BBAL("SEN") - MIN(91.00000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))                  _
             ELSE #DistribAmt
!
 calculate : #SenDistrib = MIN( #DistribAmt , #SenDistrib )
 calculate : #SenDistrib = MIN( BBAL("SEN") , #SenDistrib )
 calculate : #SenDistrib = MAX( 0, #SenDistrib )
 calculate : #SenBal     = MAX( 0, BBAL("SEN") - #SenDistrib )
!
 calculate : #M1Distrib  =                                          _
             IF #StepDown and (#TriggEvent==0)                      _
             THEN ( #SenBal + BBAL("M1"))                           _
                  - MIN(94.00000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))
             ELSE MAX( 0, #DistribAmt - #SenDistrib )
!
 calculate : #M1Distrib  = MIN( #DistribAmt - #SenDistrib , #M1Distrib  )
 calculate : #M1Distrib  = MIN( BBAL("M1"), #M1Distrib )
 calculate : #M1Distrib  = MAX( 0, #M1Distrib )
 calculate : #M1Bal      = BBAL("M1") - #M1Distrib
 !
 calculate : #M2Distrib  =                                          _
             IF #StepDown and (#TriggEvent==0)                      _
             THEN ( #SenBal + #M1Bal + BBAL("M2"))                  _
                  - MIN(96.50000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))
             ELSE MAX( 0, #DistribAmt - #SenDistrib - #M1Distrib )
 !
 calculate : #M2Distrib  = MIN( #DistribAmt - #SenDistrib - #M1Distrib , #M2Distrib
)
 calculate : #M2Distrib  = MIN( BBAL("M2"), #M2Distrib )
 calculate : #M2Distrib  = MAX( 0, #M2Distrib )
 calculate : #M2Bal      = BBAL("M2") - #M2Distrib
 !
 calculate : #M3Distrib  =                                          _
             IF #StepDown and (#TriggEvent==0)                      _
```

```
            THEN ( #SenBal + #M1Bal + #M2BAL + BBAL("M3"))        _
                   - MIN(97.50000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))                                    _
            ELSE MAX( 0, #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib)
 !
 calculate : #M3Distrib  = MIN( #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib,
 #M3Distrib  )
 calculate : #M3Distrib  = MIN( BBAL("M3"), #M3Distrib )
 calculate : #M3Distrib  = MAX( 0, #M3Distrib )
 calculate : #M3Bal      = BBAL("M3") - #M3Distrib
!
 calculate : #B1Distrib  =                                         _
            IF #StepDown and (#TriggEvent==0)                      _
            THEN ( #SenBal + #M1Bal + #M2BAL + #M3BAL + BBAL("B1"))        _
                   - MIN(98.70000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))                                    _
            ELSE MAX( 0, #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib-
#M3Distrib)
 !
 calculate : #B1Distrib  = MIN( #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib
- #M3Distrib, #B1Distrib   )
 calculate : #B1Distrib  = MIN( BBAL("B1"), #B1Distrib )
 calculate : #B1Distrib  = MAX( 0, #B1Distrib )
 calculate : #B1Bal      = BBAL("B1") - #B1Distrib
!
 calculate : #B2Distrib  =                                         _
            IF #StepDown and (#TriggEvent==0)                      _
            THEN ( #SenBal + #M1Bal + #M2BAL + #M3BAL + #B1BAL + BBAL("B2"))      _
                   - MIN(99.40000000% * COLL_BAL, (MAX(0,
COLL_BAL-ORIG_BBAL("B3"))))                                    _
            ELSE MAX( 0, #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib -
#M3Distrib- #B1Distrib)
 !
 calculate : #B2Distrib  = MIN( #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib
- #M3Distrib - #B1Distrib, #B2Distrib   )
 calculate : #B2Distrib  = MIN( BBAL("B2"), #B2Distrib )
 calculate : #B2Distrib  = MAX( 0, #B2Distrib )
!!B2 was left with less than .01 bal, which was annoying client.
 calculate : #B2Distrib  = IF BBAL("B2") - #B2Distrib LT .01 THEN BBAL("B2") ELSE
#B2Distrib
 calculate : #B2Bal      = BBAL("B2") - #B2Distrib
!
 calculate : #B3Distrib  = IF #SenBal + #M1Bal + #M2BAL + #M3BAL + #B1BAL + #B2BAL
LT 1.0 _
                          THEN  #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib
- #M3Distrib - #B1Distrib - #B2Distrib _
                          ELSE 0
 calculate : #XSDistrib  =  #DistribAmt - #SenDistrib - #M1Distrib - #M2Distrib -
#M3Distrib - #B1Distrib - #B2Distrib - #B3Distrib
-----------------------------------
!
 calculate : "SEN" _
   NO_CHECK CUSTOM   AMOUNT LIMIT V1  = #SenDistrib
!
 calculate : "M1" _
            CUSTOM   AMOUNT LIMIT V2  = #M1Distrib
!
 calculate : "M2" _
            CUSTOM   AMOUNT LIMIT V3  = #M2Distrib
!
 calculate : "M3" _
            CUSTOM   AMOUNT LIMIT V4  = #M3Distrib
!
```

```
 calculate : "B1" _
           CUSTOM   AMOUNT LIMIT V5  = #B1Distrib
!
 calculate : "B2" _
           CUSTOM   AMOUNT LIMIT V6  = #B2Distrib
!
 calculate : "B3" _
           CUSTOM   AMOUNT LIMIT V7  = #B3Distrib
!
 calculate : #NetExcessSpread = ( COLL_I -
(OPTIMAL_INTPMT("A1","M1","M2","M3","B1","B2","B3") -
COUPONCAP_SHORTFALL("A1","M1","M2","M3","B1","B2","B3")) ) * 1200 / COLL_PREV_BAL
 calculate : #SpecAcctBal = IF #NetExcessSpread < 0.25 THEN 0.00% * COLL_BAL ELSE 0
 calculate : #RsvDeposit = MIN(OPTIMAL_INTPMT("A2#2") - COUPONCAP_SHORTFALL("A2#2"),
COUPONCAP_ACCUM_SHORTFALL("ROOT") + MAX(0, #SpecAcctBal -
CREDIT_ENHANCEMENT("SPREAD_ACCT")) )
 calculate : #RemainingNegam = MAX(0, COLL_I_MISC("NEGAM") - (OPTIMAL_INTPMT("ROOT")
- COUPONCAP_SHORTFALL("ROOT") - #RsvDeposit ))
 calculate : #RsvDeposit = #RsvDeposit - #RemainingNegam
!
!!! A2#2 interest pays other bonds basis risk shortfall, & required reserve deposit
before
!!! being reduced by negam
  calculate:  "SEN" INTEREST _
   NEGAM     AMOUNT        #NEGAM1 = MIN(OPTIMAL_INTPMT("A2#2") - #RsvDeposit
   ,  COLL_I_MISC("NEGAM"))
!
  calculate:  "B3" INTEREST _
   NEGAM     AMOUNT        #NEGAM2 =
MIN(OPTIMAL_INTPMT("B3")-COUPONCAP_SHORTFALL("B3")   ,  COLL_I_MISC("NEGAM")-#NEGAM1)
!
  calculate:  "B2" INTEREST _
   NEGAM     AMOUNT        #NEGAM3 =
MIN(OPTIMAL_INTPMT("B2")-COUPONCAP_SHORTFALL("B2")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2)
!
  calculate:  "B1" INTEREST _
   NEGAM     AMOUNT        #NEGAM4 =
MIN(OPTIMAL_INTPMT("B1")-COUPONCAP_SHORTFALL("B1")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2- #NEGAM3)
!
  calculate:  "M3" INTEREST _
   NEGAM     AMOUNT        #NEGAM5 =
MIN(OPTIMAL_INTPMT("M3")-COUPONCAP_SHORTFALL("M3")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2- #NEGAM3- #NEGAM4)
!
  calculate:  "M2" INTEREST _
   NEGAM     AMOUNT        #NEGAM6 =
MIN(OPTIMAL_INTPMT("M2")-COUPONCAP_SHORTFALL("M2")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2- #NEGAM3- #NEGAM4- #NEGAM5)
!
  calculate:  "M1" INTEREST _
   NEGAM     AMOUNT        #NEGAM7 =
MIN(OPTIMAL_INTPMT("M1")-COUPONCAP_SHORTFALL("M1")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2- #NEGAM3- #NEGAM4- #NEGAM5- #NEGAM6)
!
  calculate:  "SEN" INTEREST _
   NEGAM     AMOUNT                =
MIN(OPTIMAL_INTPMT("A1")-COUPONCAP_SHORTFALL("A1")   ,  COLL_I_MISC("NEGAM")-#NEGAM1
- #NEGAM2- #NEGAM3- #NEGAM4- #NEGAM5- #NEGAM6- #NEGAM7)
------------------------------------
       pay : CLASS INTSHORT SEQUENTIAL  ( "SENIOR" )
       pay : CLASS INTEREST SEQUENTIAL  ( "SENIOR","SUB" )
```

```
         pay : CLASS PRINCIPAL SEQUENTIAL ( "SENIOR","SUB")
         pay : CLASS INTSHORT SEQUENTIAL  ( "SUB" )
------------------------------------
        pay : NEGAM SEQUENTIAL ( "A2#2" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "B3" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "B2" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "B1" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "M3" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "M2" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "M1" )
----------------------------------
        pay : NEGAM SEQUENTIAL ( "A1" )
----------------------------------
         pay : CLASS ENTIRETY SEQUENTIAL  ( "SEN" )
------------------------------------
------------------------------------
         pay : CLASS INTEREST SEQUENTIAL  ( "M1","M2","M3","B1","B2","B3" )
         pay : CLASS INTSHORT SEQUENTIAL  ( "M1","M2","M3","B1","B2","B3" )
         pay : CLASS PRINCIPAL SEQUENTIAL ( "M1","M2","M3","B1","B2","B3" )
------------------------------------
        from : SUBACCOUNT ( #XSDISTRIB, CLASS "ROOT" )
         pay : CLASS BALANCE SEQUENTIAL ( "B2","B1","M3","M2","M1","SEN","B3")
------------------------------------
        from : BLOCK ( INTEREST 100, "A2#2" )
subject to : CEILING ( #RsvDeposit )
         pay : CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
------------------------------------
        from : CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
         pay : COUPONCAP_SHORT SEQUENTIAL ( "A1","M1","M2","M3","B1","B2" )
------------------------------------
 calculate : #RsvExcess = MAX(0, CREDIT_ENHANCEMENT("SPREAD_ACCT") - #SpecAcctBal )
------------------------------------
        from : CREDIT_ENHANCEMENT ( "SPREAD_ACCT" )
subject to : CEILING (( #RsvExcess ))
         pay : AS_INTEREST ( "A2#2" )
------------------------------------
         pay : SEQUENTIAL("A1","A2#1")
------------------------------------
         pay : SEQUENTIAL ( "M1" )
-----------------------------------
         pay : SEQUENTIAL ( "M2" )
-----------------------------------
         pay : SEQUENTIAL ( "M3" )
-----------------------------------
         pay : SEQUENTIAL ( "B1" )
-----------------------------------
         pay : SEQUENTIAL ( "B2" )
-----------------------------------
         pay : SEQUENTIAL ( "B3" )
-----------------------------------
!!! B2 cleanup
        when : IS_TRUE ( BBAL("B2#1") < .01 )
        from : NOWHERE ( NOLIMIT )
         pay : SEQUENTIAL ( "B2#1" )
------------------------------------
!
-----------------------------------
```

```
       pay : INCREMENT ( BALANCE "A2#1", BY #NEGAM1 )
-----------------------------------
 calculate : #OC = coll_bal - bbal("a1","a2#1","m1","m2","m3","b1","b2","b3")
-----------------------------------
!
ABS_SUMMARY_INFO
!
INITIAL INDEX LIBOR_1MO 5.64453
INITIAL INDEX LIBOR_6MO 5.719
!
 Collateral OVER
!
!            Factor          ---Delay---
!  Type       Date            P/Y     BV     Use BV for 0
   WL       19980501         9999    9999        FALSE
!
! Pool # Type           Gross  Current      Original  ---Fee---    Maturity Orig
!                      Coupon  Factor        Balance  P/Y   BV     P/Y BV   Term
M 000000 WL 00  WAC    7.388    1.0       6701536869.34 0.375 0.376 333 333  333
curpmt 47398384.02 ARM COFI_11  2.548    2    1 11/2000 12         12.028  99999  3.307
 122.02 45   NO_CHECK PMTCAP 7.5
```

```
!  WAMU00_1_A2RR_2G_OCT.CDI  #CMOVER_3.0B ASSET_BACKED_HOMEEQUITY PORTFOLIO  !
MAX_CF_VECTSIZE 812
!
!! Created by Intex Deal Maker v3.5.282  ,  subroutines 3.0f3
!!   10/02/2003   4:04 PM
!
!  Modeled in the Intex CMO Modeling Language, (GPWWS189)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
!
  DEFINE CONSTANT #OrigCollBal = 3068818595.35
  DEFINE CONSTANT #OrigCollBal1 = 1462107288.89
  DEFINE CONSTANT #OrigCollBal2 = 1606711306.46
!
  DEFINE CONSTANT #OrigBondBal = 3068818595.35
  DEFINE CONSTANT #OrigBondBal1 = 1462107288.89
  DEFINE CONSTANT #OrigBondBal2 = 1606711306.46
!
!
       FULL_DEALNAME:     wamu00_1_A2rr_2g_oct
!
       DEAL SIZE:         $ 3068818595.35
       PRICING SPEED:     35% CPR
!      ISSUE DATE:        20031001
       SETTLEMENT DATE:   20031030
!
  Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
  DEFINE DYNAMIC #TrusteeFee1 = 0.001 * COLL_PREV_BAL(1) / 1200
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20031001 _
       DEAL_FIRSTPAY_DATE          20031125
!
!
 DEFINE TABLE "Cap11Notional" (25, 2) = "CURDATE" "Balance"
      20031125.1     1,462,107,288.89
      20031225.1     1,406,296,481.07
      20040125.1     1,352,587,973.67
      20040225.1     1,300,903,394.79
      20040325.1     1,251,167,270.03
      20040425.1     1,203,306,916.05
      20040525.1     1,157,284,784.97
      20040625.1     1,113,359,604.68
      20040725.1     1,071,081,696.47
      20040825.1     1,030,389,868.48
      20040925.1     991,225,471.68
      20041025.1     953,531,436.78
      20041125.1     917,253,095.38
      20041225.1     882,337,795.88
      20050125.1     848,734,829.48
      20050225.1     816,395,359.02
      20050325.1     785,272,350.30
      20050425.1     755,320,505.98
      20050525.1     726,496,201.82
      20050625.1     698,757,425.34
      20050725.1     672,063,716.63
```

```
      20050825.1     646,376,111.35
      20050925.1     621,657,085.87
      20051025.1     597,870,504.31
      20051125.1     0.00
!
  DEFINE DYNAMIC #CapBal11 = LOOKUP_TBL( "STEP", Curdate, "Cap11Notional",
"CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapBal11End = LOOKUP_TBL( "STEP", Curdate + 30, "Cap11Notional",
"CURDATE", "Balance" )
!
!
  CREDIT_SUPPORT_BASIS GROUP_DEAL
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") - #TrusteeFee1) /
COLL_PREV_BAL * 1200
!!  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) - #TrusteeFee1) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) - #TrusteeFee1) /
COLL_PREV_BAL(1) * 1200
  DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2)
* 1200
!
!
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE #A1_Stepup_Date = 0
!! CUSTOM IN PAYRULES JUST AFTER CMO Block Payment Rules
!!  calculate : #A1_Stepup_Date = #A1_Stepup_Date + (COLL_PREV_BAL(2) <
6701536869.34 * 10% )
!!
!!
!! CUSTOM IN BONDS
!! COLL_I(1) - #TrusteeFee1
!!( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.54 ELSE 0.27 ))
!!( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.36 ELSE 0.18 ))
!!( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.70 ELSE 0.35 ))

!! CUSTOM in HEADER
!!DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I(1) ) / COLL_PREV_BAL(1) * 1200
!!
  INITIAL INDEX    LIBOR_1MO          1.12
  INITIAL INDEX    COFI_11           2.018
!
DEFINE TRANCHE "CAP_IN11", "A1", "A2", "A3", "Ghost2", "X", "R_1", "R_2"
!
!
DEFINE DYNAMIC #HedgeRestrictBal1 = BBAL("A1","A2","A3")
!
DEFINE DYNAMIC #HedgeCapBeginBal11 = MIN( #HedgeRestrictBal1, #CapBal11 )
!
DEFINE DYNAMIC #HedgeCapEndBal11 = MIN( #HedgeRestrictBal1, #CapBal11End )
!
Tranche "CAP_IN11" PSEUDO HEDGE
   Block $ 1,462,107,288.89 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN (
#HedgeCapBeginBal11 ); END ( #HedgeCapEndBal11 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE FREQ M _
          Delay 0  Dated 20031030  Next 20031125
     1 * LIBOR_1MO + (-4.17)
     0     999
!
Tranche "A1" SEN_FLT
```

```
   Block 1000000000.00 at 1.39 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ( COLL_I(1) - #TrusteeFee1 ) / COLL_PREV_BAL(1) *
1200  ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031030  Next 20031125
( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.54 ELSE 0.27 ))
     0     999
!
Tranche "A2" SEN_FLT
   Block 170000000.00 at 1.3 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ( COLL_I(1) - #TrusteeFee1 ) / COLL_PREV_BAL(1) *
1200  ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031030  Next 20031125
( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.36 ELSE 0.18 ))
     0     999
!
Tranche "A3" SEN_FLT
   Block 292107288.89 at 1.47 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( ( COLL_I(1) - #TrusteeFee1 ) / COLL_PREV_BAL(1) *
1200  ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031030  Next 20031125
( LIBOR_1MO + (IF #A1_Stepup_Date THEN 0.70 ELSE 0.35 ))
     0     999
!
Tranche "Ghost2" SEN_FIX
   Block 1606711306.46 at 0 GROUP 2  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20031001  Next 20031125
!
Tranche "X" SEN_WAC_IO
   Block 1462107288.89 FLOAT  GROUP 1 NOTIONAL WITH BLOCK "A1#1"&"A2#1"&"A3#1" _
          DAYCOUNT 30360 BUSINESS_DAY NONE  FREQ M _
          Delay 24  Dated 20031001  Next 20031125
 ( ( #NetRate1 * COLL_PREV_BAL(1) /  BBAL("A1#1","A2#1","A3#1") -
(OPTIMAL_INTPMT("A1#1","A2#1","A3#1") - COUPONCAP_SHORTFALL("A1#1","A2#1","A3#1")) /
BBAL("A1#1","A2#1","A3#1") * 1200 ) * 30 / NDAYS_ACCRUE_INT("X"))
     0     999
!
Tranche "R_1" JUN_RES
   Block 1462107288.89 at 0 GROUP 1 NOTIONAL WITH GROUP 1 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20031001  Next 20031125
!
Tranche "R_2" JUN_RES
   Block 1606711306.46 at 0 GROUP 2 NOTIONAL WITH GROUP 2 _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 24  Dated 20031001  Next 20031125
!
  Tranche "#NetRate1"            SYMVAR
!
  Tranche "#NetRate2"            SYMVAR
!
Tranche "DEAL_PLUGIN" PSEUDO
   Block USE PCT 100.0 100.0 OF "A1#1"
   Block USE PCT 100.0 100.0 OF "A2#1"
   Block USE PCT 100.0 100.0 OF "A3#1"
   Block USE PCT 100.0 100.0 OF "Ghost2#1"
   Block USE PCT   0.0 100.0 OF "X#1"
   Block USE PCT   0.0 100.0 OF "R_1#1"
   Block USE PCT   0.0 100.0 OF "R_2#1"
!
```

```
!
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20031001 Next 20031125 Settle 20031030
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20031001 Next 20031125 Settle 20031030
!
  HEDGE "Cap11" _
                       TYPE  CAP _
                       LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT   "CAP_IN11"
!

  CLASS "X"            =  "X"
  CLASS "A1"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A1"
  CLASS "A2"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A2"
  CLASS "A3"           NO_BUILD_TRANCHE _
                       SHORTFALL_PAYBACK  COUPONCAP TRUE _
                       SHORTFALL_EARN_INT COUPONCAP TRUE _
                       = "A3"
  CLASS "RESID_1"  NO_BUILD_TRANCHE _
                       = "R_1#1"
  CLASS "Ghost2"       NO_BUILD_TRANCHE _
                       = "Ghost2"
  CLASS "RESID_2"  NO_BUILD_TRANCHE _
                       = "R_2#1"
  CLASS "G2A2" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                       = "A2" "A3"
  CLASS "SNR_1" WRITEDOWN_BAL PRORATA ALLOCATION _
                       = "A1" "G2A2"
!
!
  CLASS "GRP1" _
                     = "SNR_1" "X"  "RESID_1"
  CLASS "GRP2" _
                  WRITEDOWN_BAL RULES _
                    = "Ghost2"  "RESID_2"
!
  CLASS "ROOT"  ROOT_LIST = "GRP1" "GRP2"
!
  GROUP 0       ROOT       = 1 2
!

!
  DEFINE PSEUDO_TRANCHE CLASS "SNR_1"        Delay 0  Dated 20031025  Next 20031125
DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "G2A2"         Delay 0  Dated 20031025  Next 20031125
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                             PARTIAL_PREPAY Compensate Pro_rata _
                             LOSS           Compensate Pro_rata
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
```

```
                                    PARTIAL_PREPAY Compensate Pro_rata _
                                    LOSS           Compensate Pro_rata
!
!
 CMO Block Payment Rules
-----------------------------------
   calculate : #HedgePaySave1 = 0.00
-----------------------------------
  calculate : #A1_Stepup_Date = #A1_Stepup_Date + (COLL_PREV_BAL(2) < 6701536869.34
* 10% )
!
  calculate :  "SNR_1" _
 NO_CHECK  SCHEDULED GROUP 1  FRACTION              = SHARE("SNR_1"); _
 NO_CHECK  PREPAY    GROUP 1  FRACTION              = SHARE("SNR_1"); _
 NO_CHECK  LIQUIDATE  GROUP 1 FRACTION              = SHARE("SNR_1")
!
  calculate :   V0 = 1
  calculate :   V1 = 1
  calculate :   V2 = 1
!
  calculate :  "Ghost2" _
 NO_CHECK  SCHEDULED  GROUP 2 FRACTION              = V0; _
 NO_CHECK  PREPAY     GROUP 2 FRACTION              = V1; _
 NO_CHECK  LIQUIDATE  GROUP 2 FRACTION              = V2
!
-----------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "G2A2" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "G2A2" )
-----------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS BALANCE PRO_RATA ( "A1" ; "G2A2" )
-----------------------------------
!
        from :  CLASS ( "G2A2" )
         pay :  CLASS INTEREST PRO_RATA  ( "A2"; "A3" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A2"; "A3" )
-----------------------------------
        from :  CLASS ( "G2A2" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A2", "A3" )
-----------------------------------
!
-----------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
-----------------------------------
        from :  CLASS ( "Ghost2" )
         pay :  SEQUENTIAL ( "Ghost2#1" )
-----------------------------------
        from :  CLASS ( "GRP1" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A1" ; "A2" ; "A3" )
-----------------------------------
   calculate : #A1_BAL_CCS          = BBAL("A1") * (COUPONCAP_ACCUM_SHORTFALL("A1")
GT .01)
   calculate : #A2_BAL_CCS          = BBAL("A2") * (COUPONCAP_ACCUM_SHORTFALL("A2")
GT .01)
```

```
   calculate : #A3_BAL_CCS          = BBAL("A3") * (COUPONCAP_ACCUM_SHORTFALL("A3")
GT .01)
------------------------------------
        from :  HEDGE ("CAP11")
  subject to :  CEILING ((HEDGE ("CAP11", "OPTIMAL_PMT") - HEDGE ("CAP11",
"ACTUAL_PMT")))
  subject to :  PROPORTION ( (#A1_BAL_CCS); (#A2_BAL_CCS); (#A3_BAL_CCS) )
         pay :  CLASS COUPONCAP_SHORT ASIS CONCURRENT("A1" ; "A2" ; "A3")
------------------------------------
        from :  HEDGE ("CAP11")
  subject to :  CEILING ((HEDGE ("CAP11", "OPTIMAL_PMT") - HEDGE ("CAP11",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("A1" ; "A2" ; "A3")
------------------------------------
        from :  BLOCK ( INTEREST 100, "X#1")
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("A1" ; "A2" ; "A3")
------------------------------------
        from :  HEDGE ("CAP11")
         pay :  AS_INTEREST ("R_1#1")
------------------------------------
        from :  CLASS ( "GRP1" )
         pay :  AS_INTEREST ("R_1#1")
------------------------------------
        from :  CLASS ( "GRP2" )
         pay :  AS_INTEREST ( "Ghost2#1" )
------------------------------------
!
  Expenses Group 1 ( #TrusteeFee1 );
!
 Collateral
!
!       Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20031001     9999 9999    FALSE
!
! Pool#  Type       Gross      Current     Original    --Fee--  Maturity Orig
!                   Coupon     Factor      Balance     P/Y  BV  P/Y    BV Term
!! BEGINNING OF COLLATERAL
C Z_WMM00001B IMPC A2     ( 1599992000 );  GROUP 1
C Z_WMM00001B IMPC COLLAT ( 6701536869.34 );  GROUP 2
```

Washington Mutual Mortgage Pass-Through Certificates, Series 2003-R1

Marketing Materials

$[462,107,188] (Approximate)

Washington Mutual Bank, FA
Underlying Servicer

Greenwich Capital Acceptance, Inc.
Depositor

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: October 3, 2003***

Washington Mutual Mortgage Pass-Through Certificates, Series 2003-R1

$[462,107,188]

(Approximate, Subject to Final Adjusted Underlying Mortgage Backed Securities)

Publicly Offered Certificates
Underlying Residential Mortgage Backed Security

Class	Principal Amount (Approx.)	WAL (Yrs) To Call/Mat [(2)]	Pmt Window (Mths) to Call/Mat [(2)]	Certificate Interest Rate Type	Tranche Type	Expected Ratings [Moody's/S&P]
A-1[(1)]	$[1,000,000,000]	Not Offered Hereby		Floating	Senior	Aaa/AAA
A-2[(1)]	$[170,000,000]	0.48/0.48	1-12/1-12	Floating [(3)]	Senior	Aaa/AAA
A-3[(1)]	$[292,107,188]	1.79/3.02	12-24/12-110	Floating [(3)]	Senior	Aaa/AAA
X	Notional[(4)]	Not Offered Hereby		Adjustable [(5)]	Senior IO	Aaa/AAA
R	$100				Senior/Residual	Aaa/AAA
Total:	**$[1,462,107,288]**					

(1) *The Class A Certificates (as described herein) are primarily collateralized by a "AAA" rated underlying security (**"Underlying Security"**), which is generally backed by adjustable rate first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. **Class sizes are also subject to reduction in principal balance due to distributions of principal payments on the Underlying Securities on or prior to October 25, 2003, and such principal payments will not be assets of the trust.***

(2) *WAL and Payment Window for the Class A-2 and Class A-3 Certificates are shown to the Clean-Up Call Date (as described herein) and to maturity.*

(3) *For every Distribution Date, the Certificate Interest Rate for the Class A-2 and Class A-3 Certificates will be equal to One-Month LIBOR plus their respective margin (which margin will double after the Clean-Up Call Date), subject to the Underlying Pass-Through Rate (as described herein).*

(4) *On each Distribution Date, the Notional Amount of the Class X Certificates will be equal to the aggregate principal balance of the Class A-1, Class A-2 and Class A-3 Certificates. On the Closing Date, the Notional Amount of the Class X Certificates will be equal to approximately $[1,462,107,188]. The Class X Certificates will accrue interest on its related Notional Amount and will not be entitled to any payment of principal.*

(5) *The Class X Certificates will accrue, based on its Notional Balance, as described above at a variable rate equal to the excess, if any, of (i) the Underlying Pass-Through Rate over (ii) the weighted average certificate interest rate of the Class A-1, Class A-2 and Class A-3 Certificates.*

Depositor:	Greenwich Capital Acceptance, Inc.
Underlying Servicer:	Washington Mutual Bank, FA (*"WMBFA"*).
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Manager:	WaMu Capital Corp., a Washington Mutual, Inc. Company.
Trustee:	Deutsche Bank National Trust Company.
Rating Agencies:	Moody's and S&P will rate the Certificates. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Statistical Cut-off Date:	With respect to the Underlying Security, September 25, 2003 (after giving effect to distributions on the Underlying Security on or prior to such date).
Cut-off Date:	With respect to the Underlying Security, October 25, 2003 (after giving effect to distributions on the Underlying Security on or prior to such date).
Expected Pricing Date:	On or about October [6], 2003.
Closing Date:	On or about October 30, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in November 2003.
Underlying Distribution Date:	The 25th of each month (or if not a business day, the next succeeding business day).
Certificates:	The Certificates will consist of the Class A-1, Class A-2, Class A-3 (the "***Class A Certificates***"), Class X and Class R Certificates (collectively, the ***"Certificates"***). The Class A-2 and Class A-3 Certificates are being offered publicly.
Accrued Interest:	The Certificates will settle flat.
Interest Accrual Period:	The interest accrual period for the Class A Certificates for a given Distribution Date will be the period beginning the 25th day of the month immediately preceding the month during which Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Class A and Class X Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Class A and Class X Certificates will be characterized as REMIC regular interests for federal income tax purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A and Class X Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates is not expected to be ERISA eligible.

SMMEA Treatment: The Class A and Class X Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Class A and Class X Certificates which may be exercised once the aggregate principal balance of the Underlying Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Underlying Mortgage Loans as of the cut-off date of the Underlying Transaction (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Certificates will be priced to a prepayment speed of [35]% CPR.

Underlying Transaction: Washington Mutual Mortgage Loan Trust, Series 2000-1, the "***Underlying Transaction***"

Underlying Security: The principal balance of the Underlying Security as of the Statistical Cut-off Date is approximately $[1,530,078,087] and is assumed to be $[1,462,107,288] as of the Cut-off Date.

The Underlying Security as of the Statistical Cut-off Date is as follows:

Underlying Transaction	Class	Current Face	Assumed 10/25/03 Current Face	Original Face	Current Factor	Current Coupon [(1)]	CUSIP
WAMU 2000-1	A2	$[1,530,078,087]	$[1,462,107,288]	$1,599,992,000	[0.956303]	4.7707%	863572L76

Note: All current info shown above as of September 25, 2003. All assumed 10/25/03 balances are projected off of the current 9/25/03 balance.
(1) The Underlying Security has a variable certificate interest rate.

Underlying Mortgage Loans:

The aggregate principal balance of the Underlying Mortgage Loans as of the Statistical Cut-off Date is approximately $[1,681,404,490.78]. The factor on the Underlying Mortgage Loans as of the September 25, 2003 Distribution Date is [0.2509]. Substantially all of the underlying mortgage loans are conventional, COFI-indexed adjustable rate, first lien residential mortgage loans. The COFI index is computed from statistics tabulated and published by the Federal Home Loan Bank of San Francisco, and known as the "11th District Cost of Funds Index." Substantially all of the Underlying Mortgage Loans are negative amortization loans whose minimum monthly payment amount is subject to adjustment on a date specified in the mortgage note and annually on the same date thereafter, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the current monthly payment unless the mortgagor elects to pay the full increase in the monthly payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (as specified on the related mortgage note) of the original principal balance due to deferred interest (the "Negative Amortization Limit"), the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

See the attached collateral descriptions for more information. The information related to the Underlying Mortgage Loans described herein reflects information as of the Statistical Cut-off Date.

Underlying Pass-Through Rate:

For any Distribution Date, a variable rate which will equal the excess of (i) the product of (x) 12 and (y) the percentage equivalent of a fraction, the numerator of which is the related amount of current interest on the Underlying Security and the denominator of which is the Class A Certificate principal balance immediately prior to such Distribution Date over (ii) the trustee fee rate.

Carryover Shortfall Amount:

Each of the Class A Certificates will have an interest rate equal to LIBOR plus its related margin. If on any Distribution Date, the interest rates of any of the Class A Certificates are subject to the Underlying Pass-Through Rate, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective certificate interest rate (without giving effect to the Underlying Pass-Through Rate) over (b) the amount of interest received on such Certificates based on the Underlying Pass-Through Rate, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable respective certificate interest rate without giving effect to the Underlying Pass-Through Rate) (together, the "***Carryover Shortfall Amount***") from amounts on deposit in the Reserve Fund. Any Carryover Shortfall Amount will be paid on such Distribution Date or future Distribution Dates solely from amounts available in the Reserve Fund on such Distribution Date.

Yield Maintenance Agreement:

On behalf of the Class A Certificates, an interest rate cap contract (the "***Yield Maintenance Agreement***") will be entered into between the trust and the cap counterparty. On any Distribution Date on or prior to [October 25, 2005], the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement Notional Balance for such Distribution Date, (ii) the excess, if any, of one-month LIBOR over the cap strike price (the "***Yield Maintenance Amount***") and (iii) a fraction, the numerator of which is 30 (or in case of the first Distribution Date, 25) and the denominator of which is 360. For any Distribution Date on or prior to [October 25, 2005], the proceeds from the Yield Maintenance Agreement to benefit the Class A Certificates will be determined on a notional balance ("***Yield Maintenance Agreement Notional Balance***") equal to the lesser of (i) the aggregate principal balance of the Class A Certificates and (ii) the yield maintenance agreement scheduled notional balance, in each case, as of such Distribution Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [October 25, 2005].

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** is established on behalf of the Class A Certificates. The Reserve Fund will be funded with any excess interest available after priorities 1 and 2 in "Priority of Distributions" herein and with any payments made pursuant to the Yield Maintenance Agreement, as described herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class A Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Distribution Period	30/360 Class A Effective Net Rate[(1)(2)]	Distribution Period	30/360 Class A Effective Net Rate[(1)(2)]
1	15.926	13	18.735
2	18.638	14	18.806
3	18.590	15	18.771
4	18.602	16	18.790
5	18.732	17	18.963
6	18.628	18	18.831
7	18.699	19	18.901
8	18.656	20	18.872
9	18.727	21	18.940
10	18.685	22	18.914
11	18.701	23	18.937
12	18.772	24	19.005

(1) The Available Funds Cap is calculated assumin g current LIBOR of [20.00]% and COFI of 1.946%. It is run at the pricing speed of [35]% CPR to the maturity date. Includes proceeds from the Yield Maintenance Agreement as described herein.

(2) The Class A Effective Net Rate = Underlying Pass-Through Rate + (Yield Maintenance Amount / Class A Beginning Balance * 12).

Deferred Interest:

The Underlying Mortgage Loans may have negative amortization when the interest accrued on an Underlying Mortgage Loan exceeds the monthly payment due on such Underlying Mortgage Loan. Such excess is deferred and added to the unpaid principal balance of such Underlying Mortgage Loan (***"Deferred Interest"***).

The amount of current interest on the Underlying Security will be reduced by all or a portion of the Deferred Interest, to the extent of the amount of current accrued interest on the Underlying Security and such reduction in current interest distributable to the Underlying Security will be added to the principal balance of the Underlying Security. Such increase in the principal balance in the Underlying Security will cause an increase in the principal balance on the Class A Certificates, on a pro-rata basis.

Priority of Distributions:

Available funds from the Underlying Security will be distributed in the following order of priority:

1) Class A (on a pro-rata basis) and Class X Certificates, concurrently, the related accrued and unpaid interest; provided however, that such amounts distributable to the Class X Certificates be reduced by the Carryover Shortfall Amount, if any (as described herein);
2) Class A Certificates, principal, concurrently, on a pro-rata basis:
    i) Class A-1, principal until the principal balance thereof has been reduced to zero; and
    ii) Class A-2 and Class A-3, sequentially, principal until the principal balance thereof has been reduced to zero;
3) Class A Certificates, concurrently, on a *pro rata* basis, to pay the Carryover Shortfall Amount, if any;
4) Class X Certificates, certain amounts pursuant to the Yield Maintenance Agreement, if any and if applicable, as described in the prospectus supplement;
5) Class R Certificate, any remaining amounts.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Additional information, including cash flow models, if available, may be obtained from your Greenwich Capital Markets, Inc. Sales Representative.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class A-2 to Call

Flat Price	5% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
WAL (yr)	2.41	1.10	0.68	0.48	0.36	0.28	0.22
MDUR (yr)	2.34	1.08	0.67	0.48	0.36	0.28	0.22
First Prin Pay	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Last Prin Pay	11/25/08	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	04/25/04

Class A-3 to Call

Flat Price	5% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
WAL (yr)	8.15	4.08	2.55	1.79	1.34	1.03	0.81
MDUR (yr)	7.62	3.93	2.49	1.76	1.32	1.02	0.80
First Prin Pay	11/25/08	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	04/25/04
Last Prin Pay	08/25/12	04/25/08	08/25/06	10/25/05	04/25/05	12/25/04	09/25/04

Class A-2 to Maturity

Flat Price	5% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
WAL (yr)	2.41	1.10	0.68	0.48	0.36	0.28	0.22
MDUR (yr)	2.34	1.08	0.67	0.48	0.36	0.28	0.22
First Prin Pay	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Last Prin Pay	11/25/08	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	04/25/04

Class A-3 to Maturity

Flat Price	5% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR	65% CPR
WAL (yr)	11.25	6.61	4.29	3.02	2.24	1.71	1.32
MDUR (yr)	10.19	6.17	4.08	2.91	2.18	1.67	1.30
First Prin Pay	11/25/08	02/25/06	04/25/05	10/25/04	07/25/04	05/25/04	04/25/04
Last Prin Pay	04/25/24	07/25/20	04/25/16	12/25/12	08/25/10	01/25/09	11/25/07

WaMu Mortgage Pass-Through Certificates
Series 2000-1
Underlying Mortgage Loans
Collateral Information As of September 1, 2003

TOTAL CURRENT BALANCE:	1,681,404,491					
TOTAL ORIGINAL BALANCE:	2,060,209,805					
NUMBER OF LOANS:	5,179					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$324,658.14		$532.27		$2,586,277.17	
AVG ORIGINAL AMOUNT:	$397,800.70		$252,800.00		$2,500,000.00	
WAVG GROSS COUPON:	4.782	%	2.363	%	8.500	%
WAVG GROSS MARGIN:	2.450	%	0.000	%	3.850	%
WAVG MAX INT RATE:	12.130	%	0.000	%	18.539	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG SERVICING:	0.375	%	0.375	%	0.375	%
WAVG ORIGINAL LTV:	72.36	%	5.53	%	200.00	%
WAVG NEG AMORT LIMIT:	121		0		137	
WAVG FICO SCORE:	699		0		814	
WAVG ORIGINAL TERM:	396	months	180	months	480	months
WAVG REMAINING TERM:	289	months	5	months	436	months
WAVG SEASONING:	107	months	44	months	259	months
WAVG NEXT RATE RESET:	1	months	0	months	1	months
WAVG RATE ADJ FREQ:	1	months	0	months	1	months
WAVG NEXT PYMT RESET:	7	months	1	months	53	months
WAVG PYMT ADJ FREQ:	12	months	0	months	12	months
TOP STATE CONC ($):	79.72 % CA, 3.76 % NY, 2.34 % TX					
MAXIMUM ZIP CODE CONC ($):	2.49 % 90274					
FIRST PAY DATE:			Mar 20, 1982		Feb 01, 2000	
PAID TO DATE:			Sep 15, 2001		Sep 15, 2003	
MATURE DATE:			Feb 01, 2004		Jan 01, 2040	

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed	1	335,121.34	0.02
COFI	5,178	1,681,069,369.44	99.98
Total	5,179	1,681,404,490.78	100.00

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	5,124	1,660,596,431.65	98.76
Delinq: 120 Days +	17	8,419,595.44	0.50
Delinq: 30 - 59 Days	24	8,209,438.60	0.49
Delinq: 60 - 89 Days	8	2,535,023.37	0.15
Delinq: 90 - 119 Days	6	1,644,001.72	0.10
Total	5,179	1,681,404,490.78	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
532 - 100,000	153	8,840,049.71	0.53
100,001 - 200,000	551	91,398,112.07	5.44
200,001 - 300,000	2,307	578,391,398.50	34.40
300,001 - 400,000	1,150	394,437,746.81	23.46
400,001 - 500,000	491	217,637,594.39	12.94
500,001 - 600,000	202	110,780,227.42	6.59
600,001 - 700,000	119	76,614,112.87	4.56
700,001 - 800,000	71	53,031,809.98	3.15
800,001 - 900,000	46	39,085,199.33	2.32
900,001 - 1,000,000	31	29,306,845.97	1.74
1,000,001 - 1,100,000	11	11,454,785.38	0.68
1,100,001 - 1,200,000	11	12,496,176.96	0.74
1,200,001 - 1,300,000	2	2,468,220.95	0.15
1,300,001 - 1,400,000	5	6,665,681.49	0.40
1,400,001 - 1,500,000	8	11,606,792.08	0.69
1,500,001 - 1,600,000	7	10,850,349.92	0.65
1,600,001 - 1,700,000	4	6,636,163.83	0.39
1,700,001 - 1,800,000	4	6,964,271.01	0.41
1,800,001 - 1,900,000	3	5,576,178.68	0.33
2,200,001 - 2,300,000	1	2,228,101.34	0.13
2,300,001 - 2,400,000	1	2,348,394.92	0.14
2,500,001 - 2,586,277	1	2,586,277.17	0.15
Total	5,179	1,681,404,490.78	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.36300 - 2.50000	94	23,900,564.80	1.42
2.50001 - 2.75000	3	436,600.17	0.03
2.75001 - 3.00000	18	4,137,161.29	0.25
3.00001 - 3.25000	5	1,261,245.97	0.08
3.25001 - 3.50000	4	896,877.78	0.05
3.50001 - 3.75000	4	848,323.88	0.05
3.75001 - 4.00000	7	1,693,764.38	0.10
4.00001 - 4.25000	175	48,115,031.21	2.86
4.25001 - 4.50000	1,354	427,976,835.78	25.45
4.50001 - 4.75000	1,536	526,452,373.04	31.31
4.75001 - 5.00000	856	306,610,860.38	18.24
5.00001 - 5.25000	315	106,553,002.26	6.34
5.25001 - 5.50000	382	120,546,047.61	7.17
5.50001 - 5.75000	72	18,756,038.03	1.12
5.75001 - 6.00000	24	5,517,750.42	0.33
6.00001 - 6.25000	15	3,619,574.24	0.22
6.25001 - 6.50000	5	1,184,578.12	0.07
6.50001 - 6.75000	4	820,493.90	0.05
6.75001 - 7.00000	305	81,742,246.18	4.86
8.25001 - 8.50000	1	335,121.34	0.02
Total	5,179	1,681,404,490.78	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.000	1	335,121.34	0.02
0.001 - 0.250	94	23,900,564.80	1.42
0.251 - 0.500	1	231,824.01	0.01
0.501 - 0.750	20	4,341,937.45	0.26
0.751 - 1.000	5	1,261,245.97	0.08
1.001 - 1.250	4	1,034,116.08	0.06
1.251 - 1.500	5	1,007,098.29	0.06
1.501 - 1.750	8	1,511,466.56	0.09
1.751 - 2.000	177	47,022,904.89	2.80
2.001 - 2.250	917	278,708,703.74	16.58
2.251 - 2.500	2,240	725,497,041.64	43.15
2.501 - 2.750	1,055	359,510,822.28	21.38
2.751 - 3.000	452	168,976,272.93	10.05
3.001 - 3.250	155	53,224,588.53	3.17
3.251 - 3.500	41	13,441,469.67	0.80
3.501 - 3.750	3	1,111,432.18	0.07
3.751 - 3.850	1	287,880.42	0.02
Total	5,179	1,681,404,490.78	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
252,800 - 300,000	1,878	410,932,665.34	24.44
300,001 - 350,000	1,044	275,195,442.43	16.37
350,001 - 400,000	704	217,962,686.61	12.96
400,001 - 450,000	406	141,587,045.57	8.42
450,001 - 500,000	393	155,834,251.91	9.27
500,001 - 550,000	154	67,535,238.57	4.02
550,001 - 600,000	133	65,287,789.43	3.88
600,001 - 650,000	100	53,945,899.56	3.21
650,001 - 700,000	61	36,316,922.81	2.16
700,001 - 750,000	56	33,393,941.02	1.99
750,001 - 800,000	34	22,635,249.89	1.35
800,001 - 850,000	38	26,509,843.36	1.58
850,001 - 900,000	32	24,460,029.39	1.45
900,001 - 950,000	20	15,336,595.18	0.91
950,001 - 1,000,000	44	33,465,733.91	1.99
1,000,001 - 1,050,000	10	9,171,804.20	0.55
1,050,001 - 1,100,000	5	4,913,954.09	0.29
1,100,001 - 1,150,000	7	7,398,328.09	0.44
1,150,001 - 1,200,000	6	4,765,674.60	0.28
1,200,001 - 1,250,000	6	6,728,232.62	0.40
1,250,001 - 1,300,000	3	2,806,340.74	0.17
1,300,001 - 1,350,000	3	3,835,426.07	0.23
1,350,001 - 1,400,000	2	2,149,200.56	0.13
1,400,001 - 1,450,000	2	2,976,251.46	0.18
1,450,001 - 1,500,000	15	19,531,098.74	1.16
1,550,001 - 1,600,000	3	4,184,680.69	0.25
1,600,001 - 1,650,000	4	4,975,359.18	0.30
1,650,001 - 1,700,000	1	1,516,595.58	0.09
1,700,001 - 1,750,000	2	2,455,466.59	0.15
1,750,001 - 1,800,000	4	5,781,446.38	0.34
1,850,001 - 1,900,000	3	5,304,224.70	0.32
1,900,001 - 1,950,000	1	1,776,047.07	0.11
1,950,001 - 2,000,000	1	1,700,261.76	0.10
2,200,001 - 2,250,000	2	4,100,090.59	0.24
2,450,001 - 2,500,000	2	4,934,672.09	0.29
Total	5,179	1,681,404,490.78	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 60.00	629	225,877,954.22	13.43
60.01 - 65.00	376	137,274,394.65	8.16
65.01 - 70.00	596	210,658,602.35	12.53
70.01 - 75.00	1,132	372,002,066.78	22.12
75.01 - 80.00	2,040	629,673,712.92	37.45
80.01 - 85.00	33	8,741,256.49	0.52
85.01 - 90.00	348	91,252,251.50	5.43
90.01 - 95.00	23	5,391,497.90	0.32
100.01 - 105.00	1	267,867.93	0.02
195.01 - 200.00	1	264,886.04	0.02
Total	5,179	1,681,404,490.78	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	4,415	1,432,900,014.59	85.22
Condo	560	170,697,510.54	10.15
2-4 Family	182	70,763,449.48	4.21
Co-op	22	7,043,516.17	0.42
Total	5,179	1,681,404,490.78	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.000	16	5,145,611.39	0.31
0.001 - 0.250	93	23,716,534.06	1.41
0.251 - 0.500	1	231,824.01	0.01
0.501 - 0.750	22	4,828,263.39	0.29
0.751 - 1.000	11	2,610,609.72	0.16
1.001 - 1.250	2	472,135.19	0.03
1.251 - 1.500	8	1,922,989.92	0.11
1.501 - 1.750	2	720,637.76	0.04
1.751 - 2.000	110	30,936,181.44	1.84
2.001 - 2.250	391	116,896,251.02	6.95
2.251 - 2.500	881	288,611,186.70	17.16
2.501 - 2.750	610	215,928,952.52	12.84
2.751 - 3.000	1,274	464,545,971.23	27.63
3.001 - 3.250	127	44,219,617.76	2.63
3.251 - 3.500	35	11,988,330.86	0.71
3.501 - 3.750	102	29,652,186.37	1.76
3.751 - 4.000	405	134,008,970.35	7.97
4.001 - 4.250	155	43,633,237.48	2.60
4.251 - 4.500	86	24,700,166.56	1.47
4.501 - 4.750	15	4,279,286.84	0.25
4.751 - 5.000	89	25,490,715.31	1.52
5.001 - 5.250	56	15,387,383.22	0.92
5.251 - 5.500	282	85,918,810.88	5.11
5.501 - 5.750	55	13,411,564.22	0.80
5.751 - 6.000	22	4,780,180.14	0.28
6.001 - 6.250	15	3,619,574.24	0.22
6.251 - 6.500	5	1,184,578.12	0.07
6.501 - 6.750	4	820,493.90	0.05
6.751 - 7.000	305	81,742,246.18	4.86
Total	5,179	1,681,404,490.78	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MATURITY YEAR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2004	1	15,970.14	0.00
2005	1	41,337.92	0.00
2006	2	197,562.43	0.01
2008	10	1,223,537.88	0.07
2009	9	1,666,634.90	0.10
2010	3	889,825.67	0.05
2011	2	600,053.00	0.04
2012	9	1,854,039.45	0.11
2013	12	1,908,114.02	0.11
2014	12	2,173,773.85	0.13
2015	24	4,389,415.75	0.26
2016	41	8,703,676.91	0.52
2017	111	22,745,854.72	1.35
2018	195	42,523,251.75	2.53
2019	174	37,844,228.57	2.25
2020	162	40,819,075.21	2.43
2021	104	32,069,687.47	1.91
2022	146	39,842,682.62	2.37
2023	258	70,344,910.20	4.18
2024	556	163,441,993.73	9.72
2025	459	134,553,347.92	8.00
2026	523	172,708,767.21	10.27
2027	737	281,603,027.56	16.75
2028	122	50,874,313.11	3.03
2029	184	85,830,642.29	5.10
2030	110	44,793,454.15	2.66
2031	57	19,923,061.45	1.18
2032	151	50,619,804.33	3.01
2033	245	77,112,238.26	4.59
2034	345	127,224,456.06	7.57
2035	233	86,699,910.27	5.16
2036	76	29,114,297.74	1.73
2037	70	29,827,343.39	1.77
2038	21	9,791,360.91	0.58
2039	13	7,113,023.45	0.42
2040	1	319,816.49	0.02
Total	5,179	1,681,404,490.78	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Unknown	3,036	939,034,993.85	55.85
Low	2,049	696,739,341.44	41.44
Full	91	44,822,369.53	2.67
Streamline	3	807,785.96	0.05
Total	5,179	1,681,404,490.78	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	2,762	856,021,680.81	50.91
Refi - Cash Out	1,228	417,483,468.71	24.83
Refi - No Cash Out	941	325,142,454.26	19.34
Unknown	113	33,654,554.51	2.00
Refi - Prop Improvement	79	31,729,474.18	1.89
Purchase - Assumption	51	15,331,539.58	0.91
Construction - Custom	5	2,041,318.73	0.12
Total	5,179	1,681,404,490.78	100.00

FIRST PAYMENT YEAR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1982	2	244,233.77	0.01
1983	7	944,491.64	0.06
1984	10	1,768,641.54	0.11
1985	22	4,442,180.32	0.26
1986	47	10,820,399.80	0.64
1987	129	28,210,536.05	1.68
1988	217	52,342,000.02	3.11
1989	224	53,927,535.73	3.21
1990	265	79,857,684.21	4.75
1991	165	51,433,714.70	3.06
1992	255	79,052,163.35	4.70
1993	513	146,558,221.07	8.72
1994	865	280,032,735.32	16.65
1995	773	243,191,890.81	14.46
1996	565	190,400,848.43	11.32
1997	813	312,037,431.00	18.56
1998	138	58,704,986.72	3.49
1999	132	70,936,406.49	4.22
2000	37	16,498,389.81	0.98
Total	5,179	1,681,404,490.78	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	4,851	1,581,923,541.10	94.08
Investor	260	78,993,582.81	4.70
Second Home	68	20,487,366.87	1.22
Total	5,179	1,681,404,490.78	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 620	4,898	1,545,386,084.02	91.91
621 - 640	26	12,308,150.63	0.73
641 - 660	34	18,983,537.88	1.13
661 - 680	34	16,331,093.29	0.97
681 - 700	49	24,708,860.91	1.47
701 - 720	24	12,343,523.04	0.73
721 - 740	29	12,169,960.52	0.72
741 - 760	34	16,076,056.59	0.96
761 - 780	27	11,729,745.75	0.70
781 - 800	22	11,186,212.59	0.67
801 - 814	2	181,265.56	0.01
Total	5,179	1,681,404,490.78	100.00

NEG AMORT LIMIT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
110	342	125,413,051.90	7.46
115	58	17,744,168.85	1.06
125	949	347,117,360.94	20.64
137	1	177,629.09	0.01
No Limit	3,829	1,190,952,280.00	70.83
Total	5,179	1,681,404,490.78	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	29	5,026,735.56	0.30
240	25	5,011,406.94	0.30
259	1	76,609.33	0.00
300	1	204,210.34	0.01
360	3,688	1,154,057,393.49	68.64
425	1	326,491.56	0.02
480	1,434	516,701,643.56	30.73
Total	5,179	1,681,404,490.78	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0.000	7	1,096,264.81	0.07
8.251 - 8.500	1	451,118.03	0.03
8.501 - 8.750	6	1,438,370.39	0.09
8.751 - 9.000	15	4,301,817.30	0.26
9.001 - 9.250	14	3,549,409.06	0.21
9.251 - 9.500	7	1,527,290.38	0.09
9.501 - 9.750	2	479,991.98	0.03
9.751 - 10.000	86	28,147,367.04	1.67
10.001 - 10.250	8	2,098,873.88	0.12
10.251 - 10.500	32	13,042,223.49	0.78
10.501 - 10.750	10	2,464,164.42	0.15
10.751 - 11.000	571	173,452,739.24	10.32
11.001 - 11.250	131	38,791,835.28	2.31
11.251 - 11.500	297	101,205,117.78	6.02
11.501 - 11.750	144	44,295,266.46	2.63
11.751 - 12.000	2,184	787,689,602.16	46.85
12.001 - 12.250	156	59,910,387.34	3.56
12.251 - 12.500	171	50,266,848.20	2.99
12.501 - 12.750	128	36,148,481.09	2.15
12.751 - 13.000	215	60,369,616.26	3.59
13.001 - 13.250	101	23,787,542.92	1.41
13.251 - 13.500	68	15,762,713.22	0.94
13.501 - 13.750	39	9,413,194.93	0.56
13.751 - 14.000	520	154,912,192.29	9.21
14.001 - 14.250	83	23,033,748.18	1.37
14.251 - 14.500	96	23,946,305.17	1.42
14.501 - 14.750	23	5,267,903.97	0.31
14.751 - 15.000	12	3,132,318.14	0.19
15.001 - 15.250	26	6,102,534.81	0.36
15.251 - 15.500	8	1,873,457.68	0.11
15.501 - 15.750	3	525,807.38	0.03
15.751 - 16.000	4	556,123.75	0.03
16.001 - 16.250	6	1,682,580.75	0.10
16.251 - 16.500	2	371,823.71	0.02
16.501 - 16.750	1	101,672.64	0.01
16.751 - 17.000	1	10,713.77	0.00
> 18.000	1	197,072.88	0.01
Total	5,179	1,681,404,490.78	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	39	11,629,162.21	0.69
CA	4,074	1,340,406,153.41	79.72
CO	32	10,212,629.30	0.61
CT	87	27,189,549.90	1.62
DC	23	7,569,898.92	0.45
DE	3	780,229.66	0.05
FL	117	32,581,869.66	1.94
GA	16	4,550,726.33	0.27
IL	50	15,415,741.13	0.92
IN	2	481,990.44	0.03
MA	29	9,828,337.13	0.58
MD	80	25,217,498.82	1.50
MI	4	1,525,527.52	0.09
MN	9	3,545,423.52	0.21
NC	10	2,692,163.15	0.16
NH	2	393,926.11	0.02
NJ	62	18,588,182.47	1.11
NV	14	5,239,441.54	0.31
NY	190	63,217,995.25	3.76
OH	2	834,266.12	0.05
OK	1	159,444.70	0.01
OR	24	7,359,510.00	0.44
PA	31	9,274,299.59	0.55
SC	2	685,999.70	0.04
TN	7	2,338,437.61	0.14
TX	145	39,264,918.46	2.34
UT	1	465,650.18	0.03
VA	70	23,745,032.05	1.41
WA	52	15,804,980.98	0.94
WI	1	405,504.92	0.02
Total	5,179	1,681,404,490.78	100.00

NORTH/SOUTH CA BREAKOUT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CA-NORTH	1,619	519,586,052.57	30.90
CA-SOUTH	2,455	820,820,100.84	48.82
OUTSIDE CA	1,105	340,998,337.37	20.28
Total	5,179	1,681,404,490.78	100.00